Exhibit 99.1

Thomson Reuters Corporation Signs Definitive Agreement to Acquire Casetext

TORONTO, June 26, 2023 – Thomson Reuters Corporation (“Thomson Reuters”) (NYSE / TSX: TRI), a global content and technology company, today announced it has signed a definitive agreement to acquire Casetext, a California-based provider of technology for legal professionals, for $650 million cash.

The proposed transaction will complement Thomson Reuters existing AI roadmap and builds on its recent initiatives, including a commitment to invest more than $100 million annually on AI capabilities, the development of new generative AI experiences across its product suite, as well as a new plugin with Microsoft and Microsoft 365 Copilot for legal professionals.

Founded in 2013, Casetext uses advanced AI and machine learning to build technology for legal professionals, creating solutions that help them work more efficiently and provide higher-quality representation to more clients. Casetext employs 104 employees, and its customers include more than 10,000 law firms and corporate legal departments.

Casetext was granted early access to OpenAI’s GPT-4 large language model, allowing it to develop solutions with the new technology and refine use cases for legal professionals. Its key products include CoCounsel, an AI legal assistant launched in 2023 and powered by GPT-4 that delivers document review, legal research memos, deposition preparation, and contract analysis in minutes.

“The acquisition of Casetext is another step in our ‘build, partner and buy’ strategy to bring generative AI solutions to our customers,” said Steve Hasker, president and CEO of Thomson Reuters. “We believe that Casetext will accelerate and expand our market potential for these offerings—revolutionizing the way professionals work, and the work they do.”

“For the last ten years, we have harnessed the power of AI to build products that elevate the practice of law and enable attorneys to serve more people’s legal needs, with the ultimate goal of increasing access to justice,” said Jake Heller, CEO of Casetext. “Joining Thomson Reuters is an incredible opportunity to advance our mission and the field of generative AI solutions exponentially, not only for lawyers but across professions, ensuring this revolutionary technology can benefit as many people as possible.”

Closing of the transaction is subject to specified regulatory approvals and customary closing conditions and is anticipated to occur in the second half of 2023.

Thomson Reuters will hold a conference call to discuss additional details related to the proposed transaction on Tuesday, June 27 at 9:00 AM EDT. A live webcast of the conference call will be available on the Investor Relations section of www.thomsonreuters.com.

Thomson Reuters

Thomson Reuters (NYSE / TSX: TRI) (“TR”) informs the way forward by bringing together the trusted content and technology that people and organizations need to make the right decisions. The company serves professionals across legal, tax, accounting, compliance, government, and media. Its products combine highly specialized software and insights to empower professionals with the data, intelligence, and solutions needed to make informed decisions, and to help institutions in their pursuit of justice, truth, and transparency. Reuters, part of Thomson Reuters, is the world’s leading provider of trusted journalism and news. For more information, visit tr.com.

Casetext

Casetext has led innovation in legal AI since 2013, applying cutting-edge AI to the law to create solutions that enable attorneys to provide higher-quality representation to more clients, enhance efficiency and accuracy, and gain a competitive advantage. In launching CoCounsel, the first-ever legal AI assistant, Casetext ushered in a new era for legal technology. CoCounsel processes 2B+ words per day, automating critical, time-intensive tasks for lawyers and expanding access to justice. For more information visit www.casetext.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL RISKS AND MATERIAL ASSUMPTIONS

Certain statements in this news release are forward-looking, including but not limited to the expected closing date for the proposed transaction, and the strategic benefits of the proposed transaction. The words “expect”, “anticipate”, “believe” and similar expressions identify forward-looking statements. While the company believes that it has a reasonable basis for making forward-looking statements in this news release, they are not a guarantee of future performance or outcomes and there is no assurance that any of the other events described in any forward-looking statement will materialize. Forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results or events to differ materially from current expectations. Many of these risks, uncertainties and assumptions are beyond our company’s control and the effects of them can be difficult to predict. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

CONTACTS

MEDIA Andrew Green Senior Director, Corporate Affairs +1 332 219 1511 andrew.green@tr.com	INVESTORS Gary E. Bisbee, CFA Head of Investor Relations +1 646 540 3249 gary.bisbee@tr.com